EXHIBIT 99.05

News report states:“Chunghwa Telecom enterprise workers’ unions plan to surround headquarters on May 10, 2016”

Date of events: 2016/05/02

Contents:

1.Date of occurrence of the event:2016/05/02

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

”subsidiaries”):head office

4.Reciprocal shareholding ratios:N.A.

5.Name of the reporting media:Commercial Times

6.Content of the report:Chunghwa Telecom enterprise workers’ unions protest the Company not nominating union representative as the labor representative director candidate.

7.Cause of occurrence:Chunghwa Telecom enterprise workers’ unions in total 9 were not be able to propose one labor representative director candidate in due course, the period for the eighth term director candidate proposing was set to be April 15th to April 25th, 2016.

8.Countermeasures:In order to protect Chunghwa’s employee rights and labor director seat in the Board , MoTC(Ministry of Transportation and Communications) informed the Company to appoint a candidate representing unions temporarily to facilitate acquiring a labor director seat in the AGM to be held in June 24th this year.

According to MoTC’s official letter, the appointed candidate will be a temporary labor representative director and will be replaced after Chunghwa’s enterprise unions in total 9 propose one labor representative director.

The procedure is expected to be 1) 9 unions propose one labor representative director and inform the Company, 2)The Company submits the name to MoTC, 3)MoTC informs the Company to replace labor representative director.

9.Any other matters that need to be specified:The Company has already forwarded the MoTC’s official letter aforementioned as well as the measures the Company should be taking to its unions in total 9.